                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549



                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                            (Amendment No.   2   )*
                                           -----



               IFX CORPORATION (fka JACK CARL/312-FUTURES, INC.)
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  449518-20-8
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                                 (CUSIP Number)


Christina S. Donka, Secretary       200 West Adams Street, Suite 1500, Chicago,
                                    Illinois 60606
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(Name, Address and telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 12, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (_____).

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 449518-20-8                                    PAGE 2 OF 4 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael J. Moss       ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          360,212 Shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          360,212 Shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      360,212 Shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 5.7% of the issued and outstanding Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D
                                  ------------


ITEM 1.  Security and Issuer

         Common Stock

         IFX Corporation (fka Jack Carl/312-Futures, Inc.)
         200 West Adams Street
         Chicago, Illinois 60606

ITEM 2.  Identity and Background

         (a)  Name:
              Michael J. Moss

         (b)  Business Address:
              E.D. & F. Man International Inc.
              440 South LaSalle Street, 20th Floor
              Chicago, Illinois 60605

         (c)  Occupation:
              Senior Vice President
              E.D. & F. Man International Inc.
              440 South LaSalle Street, 20th Floor
              Chicago, Illinois 60605

         (d) Mr. Moss, during the last five years, has not been convicted in a criminal proceeding.

         (e) Mr. Moss, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship:
              United States

ITEM 3.  Source and Amount of Funds or Other Consideration

         Not Applicable

ITEM 4.  Purpose of Transaction

         Effective at the close of business January 12, 1998, IFX Corporation effected a one-for-five reverse split of its common stock, par value $.004. Each five shares of such common stock were reclassified and changed into one share of common stock having a par value of $.02. Mr. Moss, prior to the reverse split, owned 1,801,063 shares which were reclassified and changed into 360,212 shares. The remaining fractional shares were repurchased by IFX Corporation for $2.10 per share.

                                  Page 3 of 4
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ITEM 5.  Interest in Securities of the Issuer

         (a) 360,212 shares of common stock, approximately 5.7% of the issued and outstanding common stock.

         (b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 360,212 shares of common stock.

         (c) Effective at the close of business January 12, 1998, IFX Corporation effected a one-for-five reverse split of its common stock, par value $.004. Each five shares of such common stock were reclassified and changed into one share of common stock having a par value of $.02. Mr. Moss, prior to the reverse split, owned 1,801,063 shares which were reclassified and changed into 360,212 shares. The remaining fractional shares were repurchased by IFX Corporation for $2.10 per share.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

         Not Applicable

ITEM 7.  Material to be filed as Exhibits

         Not Applicable


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 5, 1998
--------------------------
Date

                                             /S/ MICHAEL J. MOSS
                                             -----------------------------
                                             Michael J. Moss

                                  Page 4 of 4